BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is November 20, 2009.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: November 20, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CNW.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. announces Private Placement.

5.	Full Description of Material Change

Yukon-Nevada Gold Corp. (the "Company"), announces that, pursuant to a Notice of Private Placement filed with the Toronto Stock Exchange (the “TSX”) on September 22, 2009, the Company has previously negotiated a $1,000,000 non-brokered private placement to sell 10,000,000 units (the “Units”) at a price of $0.10 per Unit. Each Unit consisted of one common share (a “Share”) and one share purchase warrant (the “Warrant”). Each Warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.125 per share within 18 months of closing of the private placement. The warrants provide for adjustments in the event of stock dividends, subdivisions, consolidations, and other forms of capital reorganization. There was no finder’s fee payable on the private placement. No insiders of the Company participated in the private placement.

In accordance with Section 607(g)(i) of the TSX Company Manual, as the pricing of the Units was outside of the TSX’s allowable discounts, the exercise price of the Warrants was below market price (as defined by the TSX) and the maximum aggregate number of securities issuable by the Company pursuant to a private placement which closed on August 31, 2009 (the “August Private Placement”) and the current private placement, including warrants, aggregate 102,100,000 shares, or 30.64% (in excess of 25%) of the Company’s issued and outstanding share capital prior to completion of the above private placements. Closing of the private placement is subject to both the approval of the TSX and shareholder approval, which will acquired by written consents pursuant to Section 604(d) of the TSX Company Manual.

Votes of the common shares held by subscribers to the August Private Placement as well as common shares held by the subscribers to the Units will not be included for the purposes of obtaining such shareholder approval; therefore, 42,132,000 shares, representing the shares issued to the subscribers of the August Private Placement and the shares held by subscribers to the Units, will be excluded from the vote in regards of the required shareholder approval.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used to pay down the existing liabilities of the Company, invest in the facilities at Jerritt Canyon to meet the compliance requirements of the Nevada Division of Environmental Protection, and make further improvements to the gold production processes to enhance throughput at the mill, carry out further exploration activity at the Jerritt Canyon and Ketza River properties and for general working capital purposes.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 27th day of November, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO